Exhibit 3.1

Amended Text of

Article I, Section 1.9 of the Amended and Restated By-laws

of

IDEXX Laboratories, Inc.

1.9	Action at Meeting. When a quorum is present at any meeting, the holders of a majority of the stock present or represented and voting on a matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority of the stock of that class present or represented and voting on a matter) shall decide any matter to be voted upon by the stockholders at such meeting other than as provided in this Section 1.9, except when a different vote is required by express provision of law, the Certificate of Incorporation or these By-laws. A nominee for director shall be elected to the Board of Directors by the affirmative vote of at least a majority of the votes cast with respect to such nominee by the stockholders entitled to vote at any meeting for the election of directors at which a quorum is present; provided, however, that, if the number of nominees exceeds the number of directors to be elected by the stockholders at any meeting, then directors shall be elected by a plurality of the votes cast by the stockholders entitled to vote at the election at such meeting.